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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)


                                  A.S.V., Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $ .01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   001963107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)


         Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 001963107                   13G                     PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Gary D. Lemke
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]

        N/A
--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        U.S.A.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        685,317
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   212,741
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        685,317
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    212,741
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        898,058
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        8.3%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP NO. 001963107                   13G                     PAGE 3 OF 4 PAGES
--------------------------------------------------------------------------------

                                                         Date: February 13, 2002


Item 1(a)     Name of Issuer:
                              A.S.V., Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:
              840 Lily Lane Grand Rapids, MN 55744

Item 2(a)     Name of Person Filing:
                              Gary D. Lemke

Item 2(b)     Address of Principal Business Office:
              840 Lily Lane Grand Rapids, MN 55744

Item 2(c)     Citizenship:
                              U.S.A.

Item 2(d)     Title of Class of Securities:
                              Common Stock, $.01 par value

Item 2(e)     CUSIP Number:
                              001963107

Item 3.       This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
                              NA

Item 4.       Ownership.

              (a) Amount Beneficially Owned:
                              898,058

CUSIP NO. 001963107                   13G                     PAGE 4 OF 4 PAGES
--------------------------------------------------------------------------------

                                                         Date: February 13, 2002


              (b)  Percent of Class: 8.3%

              (c)  Number of shares as to which each person has:

                   (i)   sole power to vote or to direct the vote
                                     685,317

                   (ii)  shared power to vote or to direct the vote
                                     212,741

                   (iii) sole power to dispose or to direct the disposition of
                                     685,317

                   (iv)  shared power to dispose or to direct the disposition of
                                     212,741


Item 5.       Ownership of Five Percent or Less of a Class.
                        N/A

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.
                        N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                        N/A

Item 8.     Identification and Classification of Members of the Group.
                        N/A